UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Triton International Limited

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G9078F107

(CUSIP Number)

Michelle Bergman

Vestar Capital Partners LLC

245 Park Avenue, 41st Floor

New York, New York 10167

Telephone: (212) 351-1600

with a copy to:

Christopher E. Austin

Neil R. Markel

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Telephone: (212) 225-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G9078F107

1	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities Only) Vestar/Triton Investments III, L.P.
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds OO
5	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Cayman Islands
Number Of Shares	7	Sole Voting Power -0-
Beneficially Owned By	8	Shared Voting Power -0-
Each Reporting Person	9	Sole Dispositive Power -0-
With	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned By Each Reporting Person -0-
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 0%
14	Type Of Reporting Person PN

SCHEDULE 13D

CUSIP No. G9078F107

1	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities Only) Vestar-Triton (Gibco) Ltd.
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds OO
5	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Gibraltar
Number Of Shares	7	Sole Voting Power -0-
Beneficially Owned By	8	Shared Voting Power -0-
Each Reporting Person	9	Sole Dispositive Power -0-
With	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned By Each Reporting Person -0-
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 0%
14	Type Of Reporting Person OO

SCHEDULE 13D

CUSIP No. G9078F107

1	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities Only) Vestar Capital Partners LLC
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds OO
5	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization New York
Number Of Shares	7	Sole Voting Power -0-
Beneficially Owned By	8	Shared Voting Power -0-
Each Reporting Person	9	Sole Dispositive Power -0-
With	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned By Each Reporting Person -0-
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 0%
14	Type Of Reporting Person OO

SCHEDULE 13D

CUSIP No. G9078F107

1	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities Only) Triton-Vestar Luxco S.a.r.L.
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds OO
5	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Luxembourg
Number Of Shares	7	Sole Voting Power -0-
Beneficially Owned By	8	Shared Voting Power -0-
Each Reporting Person	9	Sole Dispositive Power -0-
With	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned By Each Reporting Person -0-
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 0%
14	Type Of Reporting Person OO

SCHEDULE 13D

CUSIP No. G9078F107

1	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities Only) Vestar/Triton Investments Holdings L.P.
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds OO
5	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Cayman Islands
Number Of Shares	7	Sole Voting Power -0-
Beneficially Owned By	8	Shared Voting Power -0-
Each Reporting Person	9	Sole Dispositive Power -0-
With	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned By Each Reporting Person -0-
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 0%
14	Type Of Reporting Person PN

SCHEDULE 13D

CUSIP No. G9078F107

1	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities Only) Vestar Capital Partners V, L.P.
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds OO
5	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Cayman Islands
Number Of Shares	7	Sole Voting Power -0-
Beneficially Owned By	8	Shared Voting Power -0-
Each Reporting Person	9	Sole Dispositive Power -0-
With	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned By Each Reporting Person -0-
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 0%
14	Type Of Reporting Person PN

SCHEDULE 13D

CUSIP No. G9078F107

1	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities Only) Vestar Associates V, L.P.
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds OO
5	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Scotland
Number Of Shares	7	Sole Voting Power -0-
Beneficially Owned By	8	Shared Voting Power -0-
Each Reporting Person	9	Sole Dispositive Power -0-
With	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned By Each Reporting Person -0-
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 0%
14	Type Of Reporting Person PN

SCHEDULE 13D

CUSIP No. G9078F107

1	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities Only) Vestar Managers V Ltd.
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds OO
5	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Cayman Islands
Number Of Shares	7	Sole Voting Power -0-
Beneficially Owned By	8	Shared Voting Power -0-
Each Reporting Person	9	Sole Dispositive Power -0-
With	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned By Each Reporting Person -0-
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 0%
14	Type Of Reporting Person OO

SCHEDULE 13D

CUSIP No. G9078F107

1	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities Only) Vestar Management Corp. II
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds OO
5	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Delaware
Number Of Shares	7	Sole Voting Power -0-
Beneficially Owned By	8	Shared Voting Power -0-
Each Reporting Person	9	Sole Dispositive Power -0-
With	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned By Each Reporting Person -0-
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 0%
14	Type Of Reporting Person CO

SCHEDULE 13D

CUSIP No. G9078F107

1	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities Only) Daniel S. O’Connell
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source Of Funds OO
5	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization United States
Number Of Shares	7	Sole Voting Power -0-
Beneficially Owned By	8	Shared Voting Power -0-
Each Reporting Person	9	Sole Dispositive Power -0-
With	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned By Each Reporting Person -0-
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 0%
14	Type Of Reporting Person IN

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on September 19, 2016 (the “Original Schedule 13D” and, as amended and supplemented by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on September 7, 2017 and this Amendment, the “Schedule 13D”) with respect to the Common Shares of the Issuer. Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Original Schedule 13D. This Amendment constitutes an exit filing of the Reporting Persons.

Item 2.	Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting Schedule A in its entirety, and replacing it with Schedule A attached hereto.

This Amendment amends and restates the second paragraph of Item 2 in its entirety as set forth below.

“Vestar Luxco is the sole member of Vestar Gibco. Vestar Holdings is the sole member of Vestar Luxco. Vestar Capital V is the general partner of Vestar Holdings. Vestar Associates V is the general partner of Vestar Capital V. VMV is the general partner of both Vestar Associates V and Vestar/Triton Investments. VMV had voting and investment power over the Common Shares formerly held or controlled by each of Vestar Investments and Vestar Gibco. Vestar Management II holds a majority of the outstanding membership interests of VCP. Daniel S. O'Connell is the sole director of VMV and the sole owner of Vestar Management II, and as a result he may have been deemed to have shared beneficial ownership of the Common Shares formerly held directly by the aforementioned Vestar entities.”

Item 3.

Source and Amount of Funds or Other Consideration.

This Amendment amends and restates the third paragraph of Item 3 in its entirety as set forth below.

“On May 2, 2018, VCP received 4,915 Common Shares in exchange for director services provided by Mr. Robert Rosner to the Issuer. On April 15, 2019, VCP received 4,615 Common Shares in exchange for director services provided by Mr. Robert Rosner to the Issuer. On April 21, 2020, VCP received 4,677 Common Shares in exchange for director services provided by Mr. Robert Rosner to the Issuer. Mr. Rosner was the designee to the board of directors of the Issuer (the “Board”) by the Reporting Persons under the Shareholders Agreement and serves as the Lead Director of the Board. The Shareholders Agreement automatically terminated as result of the Offering as defined below. Mr. Rosner continues to serve as a director of the Issuer in his individual capacity.

Item 4.	Purpose of Transaction.

This Amendment supplements Item 4 as set forth below.

“On October 1, 2020, the Selling Shareholders (as defined below) entered into an underwriting agreement with Goldman Sachs & Co. LLC for the sale of 10,706,982 Common Shares (the “Offering”) at a price of $37.62 per Common Share. 200,924 Common Shares were sold by Vestar/Triton Investments III, L.P. ("Vestar Investments"), 10,479,601 Common Shares were sold by Vestar-Triton (Gibco) Limited ("Vestar Gibco") and (iii) 26,457 Common Shares were sold by Vestar Capital Partners LLC ("VCP" and, collectively with Vestar Investments and Vestar Gibco, the “Selling Shareholders”). As a result of the Offering, the Reporting Persons no longer beneficially own any Common Shares. The Offering closed on October 5, 2020.

The foregoing description of the Underwriting Agreement is a summary and is qualified in its entirety by reference to the terms of the Underwriting Agreement, which is filed as Exhibit E to this Schedule 13D and is incorporated herein by reference.”

Item 5.	Interests in Securities of the Issuer.

This Amendment amends and restates the second and third paragraphs of Item 5 in its entirety as set forth below.

“(a) and (b).

As a result of the sale of Common Shares sold in the Offering, the Reporting Persons no longer beneficially own any Common Shares.”

This Amendment amends and restates the sixth paragraph of Item 5 in its entirety as set forth below.

“(e)             As a result of the sale of Common Shares sold in the Offering, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Shares.”

Item 7.	Material to be Filed as Exhibits.

This Amendment amends and restates Item 7 in its entirety as set forth below.

“Exhibit A	Joint Filing Agreement, by and among the Reporting Persons, dated as of September 19, 2016.
Exhibit B	Power of Attorney for Vestar Management Corp. II, dated as of September 19, 2016.
Exhibit C	Sponsor Shareholders Agreement (Vestar), by and among the Issuer and the shareholders party thereto, dated as of November 9, 2015 (as amended by Amendment No. 1 to the Sponsor Shareholders Agreement (Vestar), dated as of July 11, 2016).
Exhibit D	Form of Lock-Up Agreement, dated as of September 5, 2017.
Exhibit E	Underwriting Agreement, by and between the Issuer, the Selling Shareholders and Goldman Sachs & Co. LLC, dated as of October 1, 2020 (incorporated herein by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer on October 5, 2020).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2020

VESTAR/TRITON INVESTMENTS III, L.P.

By:	/s/ Daniel S. O’Connell
Name:	Daniel S. O’Connell (1)
Title:	Attorney-in-fact

VESTAR-TRITON (GIBCO) LTD

By:	/s/ Daniel S. O’Connell
Name:	Daniel S. O’Connell (1)
Title:	Attorney-in-fact

VESTAR CAPITAL PARTNERS LLC

By:	/s/ Daniel S. O’Connell
Name:	Daniel S. O’Connell
Title:	Sole Director and Chief Executive Officer

TRITON-VESTAR LUXCO S.A.R.L.

By:	/s/ Daniel S. O’Connell
Name:	Daniel S. O’Connell (1)
Title:	Attorney-in-fact
VESTAR/TRITON INVESTMENTS HOLDINGS L.P.

By:	/s/ Daniel S. O’Connell
Name:	Daniel S. O’Connell (1)
Title:	Attorney-in-fact

VESTAR CAPITAL PARTNERS V, L.P.

By:	/s/ Daniel S. O’Connell
Name:	Daniel S. O’Connell (1)
Title:	Attorney-in-fact
VESTAR ASSOCIATES V, L.P.

By:	/s/ Daniel S. O’Connell
Name:	Daniel S. O’Connell (1)
Title:	Attorney-in-fact

VESTAR MANAGERS V LTD.

By:	/s/ Daniel S. O’Connell
Name:	Daniel S. O’Connell (1)
Title:	Attorney-in-fact

VESTAR MANAGEMENT CORP. II

By:	/s/ Daniel S. O’Connell
Name:	Daniel S. O’Connell
Title:	Authorized Signatory

DANIEL S. O’CONNELL

By:	/s/ Daniel S. O’Connell
Name:	Daniel S. O’Connell

(1) Mr. Daniel S. O’Connell is signing pursuant to a power of attorney dated July 12, 2016, which was previously filed with the Securities and Exchange Commission as an exhibit to the Initial Statement of Beneficial Ownership of Securities on Form 3 filed by (i) Vestar/Triton Investments III, L.P., (ii) Vestar-Triton (Gibco) Limited, (iii) Triton-Vestar Luxco S.a.r.L., (iv) Vestar/Triton Investments Holdings L.P. (v) Vestar Capital Partners V, L.P., (vi) Vestar Associates V, L.P. (vii) Vestar Managers V Ltd. and (vii) Daniel S. O’Connell on July 12, 2016 (SEC File No. 001-37827).

SCHEDULE A

CERTAIN INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

*Unless indicated otherwise, all individuals listed in this Schedule A are citizens of the United States

**The business address of all individuals listed in this Schedule A is c/o Vestar Capital Partners LLC, 245 Park Avenue, 41st Floor, New York, New York 10167.

Daniel S. O’Connell, sole director and Chief Executive Officer

Norman W. Alpert, Co-President

Robert L. Rosner, Co-President

James L. Elrod, Jr., Managing Director

Roger C. Holstein, Managing Director

James P. Kelley, Managing Director

Kevin Mundt, Managing Director

Kenneth J. O’Keefe, Managing Director and Chief Operating Officer

Chris Durbin, Managing Director

John Stephens, Managing Director

Brendan J. Spillane, Managing Director

INDEX TO EXHIBITS

Exhibit A	Joint Filing Agreement, by and among the Reporting Persons, dated as of September 19, 2016.
Exhibit B	Power of Attorney for Vestar Management Corp. II, dated as of September 19, 2016.
Exhibit C	Sponsor Shareholders Agreement (Vestar), by and among the Issuer and the shareholders party thereto, dated as of November 9, 2015 (as amended by Amendment No. 1 to the Sponsor Shareholders Agreement (Vestar), dated as of July 11, 2016).
Exhibit D	Form of Lock-Up Agreement, dated as of September 5, 2017.
Exhibit E	Underwriting Agreement, by and between the Issuer, the Selling Shareholders and Goldman Sachs & Co. LLC, dated as of October 1, 2020 (incorporated herein by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer on October 5, 2020).